UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

I-MAB

(Name of Issuer)

Ordinary shares, par value of $0.0001 per share
(Title of Class of Securities)

44975P 103**
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the ordinary shares of the Issuer. CUSIP number 44975P 103 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IMAB." Each 10 ADSs represents 23 ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jingwu Zhang Zang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 10,454,937*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,454,937*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,454,937
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.60%**
12	TYPE OF REPORTING PERSON IN

*	Represents (i) 2,072,899 ordinary shares directly held by Mabcore Limited, a British Virgin Islands company, (ii) 273,256 ordinary shares held by Dr. Zang through The 2019 Hasselt Revocable Trust, (iii) 5,962,625 ordinary shares, including 114,890 ordinary shares in the form of ADSs, held by Dr. Zang through The Doctor Zang 2020 Dynasty Trust, and (iv) 1,140,241 ordinary shares in the form of ADSs and 1,005,916 ordinary shares issuable upon exercise of options exercisable within 60 days after December 31, 2023 held by Dr. Zang. The 2019 Hasselt Revocable Trust was established under the laws of the State California and is co-managed by Dr. Zang and Ms. Zang (Dr. Zang's spouse), each as a settlor and a trustee. The Doctor Zang 2020 Dynasty Trust was established under the laws of the State of California and is co-managed by Dr. Zang, as the settlor and the investment trustee, and by Ms. Zang, as the trustee.

**	Based on 185,613,662 ordinary shares outstanding as of December 31, 2023 (excluding 660,200 ordinary shares issued to the depositary bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab and 7,799,867 treasury shares in the form of ADSs that the Issuer repurchased under its share repurchase program).

1	NAMES OF REPORTING PERSONS Mabcore Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,072,899
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,072,899
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,072,899
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.12%**
12	TYPE OF REPORTING PERSON CO

*	Dr. Zang, through himself and The Jingwu Zhang Zang 2018 Irrevocable Family Trust, owns a 55.6% equity interest in Mabcore Limited. Three other individuals own the remaining equity interest in Mabcore Limited. Dr. Zang is the sole director of Mabcore Limited. The Jingwu Zhang Zang 2018 Irrevocable Family Trust was established under the laws of New York and is co-managed by Ms. Zang, as the trustee, and by Dr. Zang, as the settlor. Pursuant to the currently effective memorandum and articles of association of Mabcore Limited, Dr. Zang, as the sole director, has the power to direct the actions of Mabcore Limited, including the voting and disposal of Mabcore Limited's shares in I-Mab. Accordingly, Dr. Zang is deemed to indirectly own all of the 2,072,899 ordinary shares held by Mabcore Limited, while three other individuals are only entitled to their respective pro-rata economic interest in Mabcore Limited.

**	Based on 185,613,662 ordinary shares outstanding as of December 31, 2023 (excluding 660,200 ordinary shares issued to the depositary bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab and 7,799,867 treasury shares in the form of ADSs that the Issuer repurchased under its share repurchase program).

ITEM 1(a).	NAME OF ISSUER:

I-Mab

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

55th Floor, New Bund Center
555 West Haiyang Road, Pudong District
Shanghai, 200124
People's Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Jingwu Zhang Zang
Mabcore Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Jingwu Zhang Zang
55th Floor, New Bund Center
555 West Haiyang Road, Pudong District
Shanghai, 200124

People's Republic of China

Mabcore Limited
Trinity Chambers, P.O. Box 4301
Road Town, Tortola, British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Jingwu Zhang Zang – United States
Mabcore Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value of $0.0001 per share

ITEM 2(e).	CUSIP NO.:

44975P 103

There is no CUSIP number assigned to the ordinary shares of the Issuer. CUSIP number 44975P 103 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IMAB." Each 10 ADSs represents 23 ordinary shares.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSONS FILING IS A:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of I-Mab by each of the reporting persons is provided as of December 31, 2023:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jingwu Zhang Zang	10,454,937	5.60	10,454,937	0	10,454,937	0
Mabcore Limited	2,072,899	1.12	2,072,899	0	2,072,899	0

The 10,454,937 ordinary shares of the Issuer beneficially owned by Dr. Jingwu Zhang Zang comprise (i) 2,072,899 ordinary shares directly held by Mabcore Limited as described below, (ii) 273,256 ordinary shares held by Dr. Zang through The 2019 Hasselt Revocable Trust, (iii) 5,962,625 ordinary shares, including 114,890 ordinary shares in the form of ADSs, held by Dr. Zang through The Doctor Zang 2020 Dynasty Trust, and (iv) 1,140,241 ordinary shares in the form of ADSs and 1,005,916 ordinary shares issuable upon exercise of options exercisable within 60 days after December 31, 2023 held by Dr. Zang. The 2019 Hasselt Revocable Trust was established under the laws of the State California and is co-managed by Dr. Zang and Ms. Zang, each as a settlor and a trustee. The Doctor Zang 2020 Dynasty Trust was established under the laws of the State of California and is co-managed by Dr. Zang, as the settlor and the investment trustee and by Ms. Zang, as the trustee.

Mabcore Limited, a British Virgin Islands company, directly holds 2,072,899 ordinary shares of the Issuer. Dr. Zang, through himself and The Jingwu Zhang Zang 2018 Irrevocable Family Trust, owns a 55.6% equity interest in Mabcore Limited. Three other individuals own the remaining equity interest in Mabcore Limited. Dr. Zang is the sole director of Mabcore Limited. The Jingwu Zhang Zang 2018 Irrevocable Family Trust was established under the laws of New York and is co-managed by Ms. Zang, as the trustee and by Dr. Zang, as the settlor. Pursuant to the currently effective memorandum and articles of association of Mabcore Limited, Dr. Zang, as the sole director, has the power to direct the actions of Mabcore Limited, including the voting and disposal of Mabcore Limited's shares in I-Mab. Accordingly, Dr. Zang is deemed to indirectly own all of the 2,072,899 ordinary shares held by Mabcore Limited, while three other individuals are only entitled to their respective pro-rata economic interest in Mabcore Limited.

The percentage of the class of securities beneficially owned by each of the reporting persons as of December 31, 2023 is based on 185,613,662 ordinary shares outstanding as of December 31, 2023 (excluding 660,200 ordinary shares issued to the depositary bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab and 7,799,867 treasury shares in the form of ADSs that the Issuer repurchased under its share repurchase program).

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G/A filed on February 11, 2022 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

Jingwu Zhang Zang

/s/ Jingwu Zhang Zang
Jingwu Zhang Zang

Mabcore Limited

By:	/s/ Jingwu Zhang Zang
Name:	Jingwu Zhang Zang
Title:	Director